Exhibit 99.1

UroGen Pharma Appoints Former Kite Pharma Chief Operating Officer Cynthia M. Butitta to its Board of Directors

Ra’anana, Israel, and New York, NY, November 2, 2017: UroGen Pharma Ltd. (NASDAQ:URGN), a clinical-stage biopharmaceutical company developing treatments to address unmet needs in the field of urology, with a focus on uro-oncology, today announced the appointment of Cynthia M. Butitta to its board of directors, effective immediately. Ms. Butitta is a seasoned financial and operational executive with over 25 years of leadership experience in both the biotechnology and high-technology industries. Most recently, Ms. Butitta served as Chief Operating Officer of Kite Pharma, where she played an instrumental role leading up to Kite Pharma’s acquisition by Gilead Sciences for approximately $11.9 billion in cash. From 2014 to 2016, Ms. Butitta served as Kite Pharma’s Chief Financial Officer.

“Cindy brings a wealth of biopharmaceutical industry experience and outstanding track record in public company operations, capital raising, strategic planning, and investor relations,” said Arie Belldegrun, M.D., FACS, Chairman of UroGen Pharma. “Cindy’s unique blend of capabilities, relationships, and expertise will be an invaluable asset to UroGen as we enter the next phase of the Company’s growth and further advance towards our goal of becoming the leader in the field of uro-oncology.”

During her tenure at Kite Pharma, where she also served as Executive Vice President and Chief Financial Officer, Ms. Butitta was responsible for securing over $1 billion in equity financing and oversaw the rapid growth of the organization. Prior to joining Kite, Ms. Butitta served as Senior Vice President and Chief Financial Officer of NextWave Pharmaceuticals, Inc., which was acquired in 2012 by Pfizer, Inc. for $700 million. Previously, Ms. Butitta served as Chief Operating Officer and Chief Financial Officer of Telik Inc., a public biotechnology company focused on the development of small molecule drugs for the treatment of cancer, prior to its acquisition by MabVax Therapeutics, Inc. Prior to this, Ms. Butitta served as Vice President of Finance and Administration and Chief Financial Officer for Connetics, Inc., a public biotechnology company. Ms. Butitta received a B.S. degree with honors in Business and Accounting from Edgewood College in Madison, Wisconsin, and a M.B.A. in Finance from the University of Wisconsin, Madison.

“I am thrilled to join the accomplished board of directors of UroGen Pharma, particularly at such an important juncture in the Company’s growth and evolution,” stated Ms. Butitta. “I look forward to leveraging my previous experience at Kite and other high-growth companies to help UroGen attain its business objectives while creating value for patients and shareholders alike.”

In her role, Ms. Butitta will also serve as a member of the Board’s Compensation, Nominating and Corporate Governance Committee.

About UroGen Pharma Ltd.

UroGen Pharma (NASDAQ:URGN) is a clinical-stage biopharmaceutical company developing advanced non-surgical treatments to address unmet needs in the field of urology, with a focus on uro-oncology. The Company has developed RTGelTM, a proprietary sustained release, hydrogel-based formulation for potentially improving therapeutic profiles of existing drugs. UroGen Pharma’s sustained release technology is designed to enable longer exposure of the urinary tract tissue to medications, making local therapy a potentially more effective treatment option. UroGen Pharma’s lead product candidates, MitoGelTM and VesiGel, are designed to potentially remove tumors by non-surgical means and to treat several forms of non-muscle invasive urothelial cancer, including low-grade UTUC and bladder cancer. UroGen Pharma has offices located in both Ra’anana, Israel and New York, NY, USA.

Forward Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including with respect to the clinical development of MitoGelTM and other product candidates in UroGen Pharma’s pipeline, the scope and development of the Company’s product candidate pipeline, and the potential utility and applicability of the RTGelTM technology beyond uro-oncology and overactive bladder, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to: the timing and success of clinical trials and potential complications thereof; the ability to obtain and maintain regulatory approval; the labeling for any approved product; the scope, progress and expansion of developing and commercializing a product candidate, the size and growth of the market(s) therefor and the rate and degree of market acceptance thereof vis-à-vis alternative therapies; the maintenance of any applicable collaborations; the ability to achieve business development transactions on favorable terms to the Company, if at all. In light of these risks and uncertainties, and other risks and uncertainties that are described in the Risk Factors section of the final prospectus for UroGen Pharma’s initial public offering of securities in the United States filed with the SEC on May 5, 2017 and other filings that UroGen Pharma makes with the SEC from time to time (which are available at http://www.sec.gov/edgar), the events and circumstances discussed in such forward-looking statements may not occur, and UroGen Pharma’s actual results could differ materially and adversely from those anticipated or implied thereby. Any forward-looking statements speak only as of the date of this press release and are based on information available to UroGen Pharma as of the date of this release.

CONTACTS:

UroGen Pharma Ltd.

Gary Titus

Chief Financial Officer

garyt@urogen.com

646-768-9531

Or

Burns McClellan, Inc.

Steve Klass

sklass@burnsmc.com

212-213-0006

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